Exhibit 12.1

Transmeridian Exploration Incorporated

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands except ratio of earnings to fixed charges and preferred stock dividends)

	Three Months Ended March 31, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
Earnings (Loss)
Loss before minority interest and provision for income taxes	$(12,747)	$(19,829)	$(4,671)	$(5,687)	$(3,271)	$(2,113)
Fixed charges	11,735	19,755	7,420	5,451	1,914	371
Amortization of capitalized interest	143	511	370	196	88	62
Capitalized interest	(478)	(2,498)	(4,520)	(4,165)	(1,286)	—
Preferred stock dividends	(243)	(975)	(1,125)	(20)	(38)	(123)

Earnings (loss) as adjusted	$(1,590)	$(3,036)	$(2,526)	$(4,225)	$(2,593)	$(1,803)

Fixed Charges
Interest expense	$8,998	$10,344	$1,400	$772	$338	$189
Capitalized interest	478	2,498	4,520	4,165	1,286	—
Amortization of debt financing costs	633	1,115	193	184	126	—
Amortization of debt discount	1,341	4,633	—	—	—	—
Portion of rental expense representative of the interest factor	42	190	182	310	126	59
Preferred stock dividends	243	975	1,125	20	38	123

Total fixed charges	$11,735	$19,755	$7,420	$5,451	$1,914	$371

Ratio of earnings to fixed charges and preferred stock dividends (a)	—	—	—	—	—	—

(a)	For the three months ended March 31, 2006 and the years ended December 31, 2005, 2004, 2003, 2002 and 2001, earnings were inadequate to cover fixed charges by $13.3 million, $22.8 million, $9.9 million, $9.7 million, $4.5 million and $2.2 million, respectively.